Exhibit 4.29

Suite 4, 20 Clifford Street Mosman NSW 2088 Australia P.O. Box 947 Spit Junction NSW 2088	Telephone 612 9902 6002 Facsimile: 612 9902 6006 info@simsmm.com www.simsmm.com
October 20, 2009
Mr. Daniel W. Dienst
Group Chief Executive Officer
Sims Metal Management Limited
110 Fifth Avenue, Suite 700
New York New York 10011
Dear Dan
I am pleased to confirm the following in respect of your remuneration:
1.	This letter is to be read in conjunction with your employment agreement with Metal Management Inc dated July 26, 2007 (the Employment Agreement), as modified and amended by the letter from Sims Metal Management Limited (formerly Sims Group Limited) (SimsMM) dated September 24, 2007, and the Code Section 409A Amendment dated on or around December 19, 2008.

2.	Your base compensation (Base) will increase to USD 1,250,000 to be effective from January 1, 2009 when you assumed full global responsibility for SimsMM (with a catch-up payment to be made in the next payroll run); for 2010 Fiscal Year remuneration, your STI will increase to a target of 130% of Base with a threshold of 65% and a maximum of 260%; your LTI will increase to 300% of Base and be allocated as to 100% in Options and 200% in Performance Rights (with re-testing). The applicable SimsMM STI and LTI Plans are those approved by the Remuneration Committee from time to time for Company senior executives.

3.	Your new remuneration package provides the basis for calculating other benefits (if any) under your Employment Agreement including termination benefits.

4.	The next review of your total compensation package and its elements will occur so as to commence and be effective from July 1, 2010. Although we have only recently established a new peer group of companies for the purpose of benching the CEO’s remuneration, the Remuneration Committee will subject that peer group and the resultant benchmarking to a review to ensure that the membership of the peer group is still appropriate. That review would commence no later than beginning of the fourth quarter of the 2010 fiscal year.

Please note that any review of your remuneration must comply with the then applicable Australian and US laws, relevant listing rules and guidelines and shall take account of ‘best practices’ as advised to us by our retained remuneration consultants.

5.	Your Employment Agreement expires in March 2012. Subject to your continued employment we will commence discussion with you of a new contract before the expiry of the existing one in order for the term of the contract to be consistent with the Sims MM fiscal periods, that is, to aim to be in effect from no later than the beginning of fiscal 2012. We would thus envisage commencing discussions with you no later than the beginning of the second quarter of fiscal 2011.

6.	Except as may be modified by this letter and the September 24, 2007 letter and the Code Section 409A Amendment dated on or around December 19, 2008, all the terms of your Employment Agreement remain unamended. You and SimsMM will bear your and its own costs in this matter.
Dan, the Board and I look forward to working with you and supporting you to continue to develop the world’s safest, largest and most successful recycling company for the benefit of all stakeholders.
Kind regards
Paul Varello
Chairman
Sims Metal Management Limited